19011336

ANNUAL AUDITED

FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 69653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-18 (MM/DD/YY) AND ENDING 06-30-19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dynamic Yields Capital Market, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1334 South First Street
(No. and Street)

San Jose (City) California (State) 95110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kent R. N. Whitney 408-622-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
AUG 29 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Kent Whitney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dynamic Yields Capital Market, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

TRANG BUI
Notary Public - California
Santa Clara County
Commission # 2161507
My Comm. Expires Jul 30, 2020

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 21st day of August, 2019 by Kent R. N. Whitney proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public Trang Bui [signature]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governance and Member of Dynamic Yields Capital Market, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dynamic Yields Capital Market, LLC (the "Company") as of June 30, 2019, the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 14, 2019

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Financial Condition
June 30, 2019

ASSETS		
Cash	$	718
Total Assets	$	718
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	8,520
Total liabilities		8,520
Member's equity		(7,802)
Total Member's equity		(7,802)
Total Liabilities and Member's Equity	$	718

See notes to financial statements

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Income (Loss)
June 30, 2019

Revenues		
Total revenues	$	0
Expenses:		
Occupancy		3,884
Audit		4,335
Communications		1,654
Regulatory and license fees		200
State taxes		800
Total expenses		10,873
Net income (loss)	$	(10,873)

See notes to financial statements

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Changes in Member's Equity
For Year ended June 30, 2019

		Member's Equity
Balance at June 30, 2018	$	6,172
Member's contributions		13,899
Member's distributions		(17,000)
Net income (loss)		(10,873)
Balance at June 30, 2019	$	(7,802)

DYNAMIC YIELDS CAPITAL MARKET, LLC

Statement of Cash Flows
For Year Ended June 30, 2019

Cash flows from operating activities:		
Net income (loss)	$	(10,873)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets		-
Increase (decrease) in liabilities:		
Accrued expenses		(5,054)
Total adjustments		(5,054)
Net cash provided by (used in) operating activities		(15,927)
Cash flow from investing activities		-
Cash flow from financing activities:		
Member's contributions		13,899
Member's distributions		(17,000)
Net cash provided by (used in) financing activities		(3,101)
Net increase (decrease) in cash		(19,028)
Cash at beginning of year		19,746
Cash at end of year	$	718

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest	-
Income tax	-

Noncash investing and financing activities:
Member's contributions include expenses paid by the Member on behalf of the Company in the amount of $8,899.

See notes to financial statements

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

Dynamic Yields Capital Market, LLC (the "Company") is a single-member limited liability company formed in California on October 19, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"); the Financial Industry Regulatory Authority ("FINRA"); and the State of California. The Company has not commenced operations.

The Company is approved for the following lines of business: mutual fund retailer; broker-dealer of variable life insurance or annuities; broker-dealer of U.S. government securities; and investment advisory services.

The Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements under the exemption provisions set forth in paragraph (k)(1).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared on an accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP"). This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue recognition

The Company's policy is to recognize revenues when earned in accordance with *Accounting Standards Codification Topic 606 "Revenue from Contracts with Customers" ("ASC Topic 606").* The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the expected consideration for those goods or services. This requires increased judgment and estimates: identifying the contract's performance obligations; estimating the amount of variable consideration to include in the contract's transaction price; and allocating the transaction price to each separate performance obligation.

Income taxes

As a single-member LLC, the Company is a disregarded entity for Federal and state income tax purposes. All tax effects of the Company's income or loss are passed through to the Member, and the Member's personal responsibility. As a result, no provision has been made for Federal and state income taxes in the Company's financial statements. The Company is subject to the California Limited Liability Company tax, which is based on gross receipts with a minimum franchise tax.

NOTE 3 – FIDELITY BOND COVERAGE

The Company's fidelity bond coverage lapsed on May 3, 2019. The fidelity bond coverage was reinstated on August 6, 2019. See Note 8.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliated entity owned by the Member. Under the agreement, the Company is responsible for its share of office occupancy costs, which amounted to $3,884 for the year ended June 30, 2019. The Member paid these office occupancy costs as well as state taxes and other costs on behalf of the Company totaling $8,899. The Member has formally waived repayment. Accordingly, this amount of $8,899 is included in Member's contributions of $13,899 for the year ended June 30, 2019.

The Member has committed to fund the Company as necessary for the foreseeable future, including at least the upcoming year from the date the financial statements were available to be issued.

NOTE 5 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Company has either evaluated or is currently evaluating the implications, if any, of the *Financial Accounting Standards Board ("FASB")* standards scheduled to become effective in the future. In most cases, the Company has determined that these pending *FASB Accounting Standards Codification ("ASC")* and *Accounting Standards Updates ("ASU")* have limited or no impact on the Company's financial statements. In all cases, the Company believes that adopting them will not have a material impact on the financial statements taken as a whole.

NOTE 6 – INCOME TAXES

As discussed in Note 2, the Company is a disregarded entity for Federal and state income tax purposes but is subject to the California Limited Liability Company tax and filing requirements. This state tax expense amounted to $800 on the accompanying Statement of Income (Loss) for the year ended June 30, 2019. As discussed in Note 4, the Member assumed and paid directly the Company's total California state tax liability from date of formation through June 30, 2019.

The Company's state tax returns are subject to examination by the State of California taxing authorities within the enacted statute of limitations, generally four years from the date the return is filed. As of June 30, 2019, the State of California has not proposed any adjustment to the Company's tax position.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3 percent of net aggregate indebtedness, all as defined. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change day to day. The Company's net capital was below the minimum amount required for the period April 23, 2019 through June 30, 2019. On June 30, 2019, the Company had net capital of ($7,802) which was $12,802 below its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was (1.09) to 1, which exceeded the 15 to 1 maximum allowed.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. A capital contribution of $17,000 was made on July 1, 2019, curing the net capital deficiency reported in Note 7. Fidelity bond coverage was reinstated on August 6, 2019. See Note 3.

Schedule I **Computation of Net Capital Requirements Pursuant to Rule 15c3-1 of the Securities and Exchange Commission As of June 30, 2019**

Computation of net capital:

Total Member's equity		$ (7,802)
Less: non-allowable assets	$ -	
Total non-allowable assets		-
Net capital		$ (7,802)
Computation of net capital requirements:		
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	$ 568	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Net capital deficiency		$ (12,802)
Aggregate indebtedness		$ 8,520
Ratio: Aggregate indebtedness to Net capital		(1.09) to 1

Net Capital Reconciliation:

Reconciliation of the net capital computation above to the Company's unaudited net capital computation included in Part IIA of Form X-17A-5 as of June 30, 2019:

Net capital per unaudited Form X-17A-5	$ 7,183
Adjustment to expenses and capital contribution	2,015
Reclassification of capital contribution to July 2019	(17,000)
Net capital per computation above	$ (7,802)

Schedule II

Computation for Determining of Reserve Requirements
Pursuant to SEC Rule 15c3-3
As of June 30, 2019

Information relating to reserve requirements is not applicable to Dynamic Yields Capital Market, LLC as the Company claims and qualifies for exemption under SEC Rule 15c3-3(k)(1).

See report of independent registered public accounting firm

Schedule III

Information Relating to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
As of June 30, 2019

Information relating to possession or control requirements is not applicable to Dynamic Yields Capital Market, LLC as the Company claims and qualifies for exemption under SEC Rule 15c3-3(k)(1).

See report of independent registered public accounting firm

DYNAMIC YIELDS CAPITAL MARKET, LLC

REPORT ON EXEMPTION PROVISIONS

PURSUANT TO SEC RULE 15c3-3

FOR THE YEAR ENDED JUNE 30, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governance and Member of Dynamic Yields Capital Market, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Dynamic Yields Capital Market, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Dynamic Yields Capital Market, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) Dynamic Yields Capital Market, LLC stated that Dynamic Yields Capital Market, LLC met the identified exemption provisions throughout the period July 1, 2018 through June 30, 2019, without exception. Dynamic Yields Capital Market, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Dynamic Yields Capital Market, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 14, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Assertions Regarding Exemption Provisions

We, as members of management of Dynamic Yields Capital Market, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement~ the management of the Company hereby makes the following assertions.

Identified Exemption Provision

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(1).

Statement Regarding Meeting Exemption Provision

The Company met the identified exemption provision without exception throughout the period July 1, 2018, through June 30, 2019.

Dynamic yields Capital Market, LLC By:

Kent R. N. Whitney

Chief Financial Officer